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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           WORKGROUP TECHNOLOGY CORP.
                        --------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   980903 20 7
                                   -----------
                                 (CUSIP Number)


                                PETER M. MOLDAVE
                         LUCASH, GESMER & UPDEGROVE, LLP
                                 40 BROAD STREET
                           BOSTON, MASSACHUSETTS 02109
                                  617-350-6800
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 13, 2002
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 980903-20-7

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1.   Names of Reporting Persons                                Johan Magnusson
     I.R.S. Identification Nos. of Above Persons

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group          (a)    / /
     (See Instructions)                                        (b)    /X/
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                               PF
--------------------------------------------------------------------------------
5.   Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                        Sweden
--------------------------------------------------------------------------------
  Number of               (7) Sole Voting Power                  None
   Shares                 -----------------------------------------------------
 Beneficially             (8) Shared Voting Power                247,867
  Owned by                -----------------------------------------------------
    Each                  (9) Sole Dispositive Power             None
  Reporting               -----------------------------------------------------
 Person With              (10) Shared Dispositive Power          247,867
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned                        247,867
      by each Reporting Person
--------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes               / /
      Certain Shares
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)       13.46%
--------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions)                        IN
--------------------------------------------------------------------------------



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Johan Magnusson (the "Reporting Person") hereby amends his statement on
Schedule 13D relating to the shares of common stock, par value $.01 per share (the "Common Stock"), Workgroup Technology Corporation (the "Issuer"), as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended to delete the information in subsections 2, 3 and 4 of
Item 2 as reported in the statement on Schedule 13D amendment number 2 dated October 15, 2002.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended to include the following:

      On November 13, 2002, SofTech Inc. ("SofTech"), SofTech Acquisition Corp. (the "Purchaser," and, collectively, with SofTech, the "SofTech Parties") and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Purchaser shall commence an offer to purchase all of the outstanding shares of Common Stock at a purchase price of $2.00 per share, net to the seller in cash, without interest, commencing within five business days of the public announcement of the Merger Agreement. In order to induce the SofTech Parties to enter into the Merger Agreement and commence the offer, concurrently with the execution and delivery of the Merger Agreement, the Reporting Person agreed with SofTech to enter into a certain Stockholders Agreement (the "Stockholders Agreement"), a copy of which is attached hereto as Exhibit D.

      In the event that the Merger Agreement between the Issuer and the SofTech Parties is terminated, and the Stockholders Agreement is thereby terminated, the Reporting Person reserves his right to communicate, contact, share information with or otherwise discuss potential agreements and transactions with management of the Issuer and other stockholders of the Issuer, as well as with industry sources, financing sources, and other potential strategic or financial buyers. Any such discussions could have the effect of changing the Reporting Person's intentions with respect to his ownership of the Shares.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) & (c) By virtue of the Stockholders Agreement, the Reporting
               Person and the SofTech Parties may be deemed a group and the beneficial owners of 247,867 shares of the Common Stock pursuant to Rule 13d-3(a)(1). Such Shares constitute approximately 13.46% of the issued and

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               outstanding shares of the Common Stock. As described in Item 6, the Reporting Person has (i) granted SofTech, or any nominee of SofTech, a voting proxy and has agreed to vote the Shares in accordance with the terms set forth in the Stockholders Agreement, and (ii) has agreed to tender his Shares within five business days of the public announcement of the Merger Agreement. As such, the Reporting Person and the SoftTech Parties may be deemed to share dispositive power of the Shares.

               The names of the additional beneficial owners of the Shares and their state of organization, principal place of business and their principal business are:

               SofTech, Inc., a Massachusetts corporation
               2 Highwood Drive
               Tewksbury, MA 01876
               Software Development

               SofTech Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of SofTech
               c/o SofTech, Inc.
               2 Highwood Drive
               Tewksbury, MA 01876
               Acquisition vehicle

               Information set forth in this Amendment No. 3 to Schedule 13D with respect to the SofTech Parties is to the knowledge of the Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to include the following:

      In order to induce the SofTech Parties to enter into the Merger Agreement and commence the offer, concurrently with the execution and delivery of the Merger Agreement, the Reporting Person agreed with SofTech to enter into the Stockholders Agreement, a copy of which is attached hereto as Exhibit D.

      Under the Stockholders Agreement, the Reporting Person committed irrevocably to tender his Shares in the offer as promptly as practicable and in any event no later than the fifth business day following the commencement of the offer, and will not thereafter withdraw such tendered Shares.

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      The Reporting Person has agreed to vote his Shares, and granted SofTech, or any nominee of SofTech, a proxy, irrevocable until termination of the Stockholders Agreement, permitting it to vote such Shares, at any meeting of the stockholders of the Issuer, (i) in favor of the Merger and the Merger Agreement,
(ii) against any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, and (iii) against any action or agreement which would impede, interfere with or prevent the Merger.

      The Reporting Person has agreed that, prior to the termination of the Stockholders Agreement, he will not (i) transfer, sell, assign, gift, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of his Shares, (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer, (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of his Shares, (iv) deposit any of his Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of his Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholders Agreement or the transactions contemplated by the Merger Agreement.

      The Reporting Person has agreed that he will not, and will not authorize or permit his representatives, directly or indirectly, to (i) solicit, initiate or encourage any inquiries regarding any extraordinary corporate transaction, such as merger, consolidation or other business combination involving the Company (each, an "Extraordinary Transaction"), (ii) participate in any discussions or negotiations regarding any Extraordinary Transaction, or (iii) enter into any agreement with respect to any Extraordinary Transaction. The Reporting Person further agrees to cease any existing discussions regarding any Extraordinary Transaction and agrees to notify SofTech of any inquiry received by him regarding any Extraordinary Transaction.

      The Stockholders Agreement will terminate immediately upon the earliest of
(i) the written mutual consent of the parties, (ii) the consummation of the merger or (iii) the termination of the Merger Agreement in accordance with its terms. In addition, the Stockholders Agreement may be terminated by the Reporting Person if SofTech and/or the Purchaser shall have failed to commence the offer within five business days of the public announcement of the Merger Agreement.

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      The foregoing summaries of the Merger Agreement and the Stockholders
Agreement described in this Item 6, do not purport to be complete and are qualified in their entirety. The full text of the Stockholders Agreement is attached hereto as Exhibit D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended to include the following:

The following documents are filed as exhibits to this statement:

Exhibit D   Stockholders Agreement dated as of November 13, 2002, by and among Johan Magnusson, SofTech, Inc. and SofTech Acquisition Corp



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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


       November 22, 2002                         /s/ Johan Magnusson
       ---------------------------               --------------------------
       (Date)                                    Johan Magnusson